Sunstreet Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2022

ASSETS

Current assets:

Cash and cash equivalents	$	16,520
Accounts receivable		28,082
Deposits		25,255
Total current assets		69,857
Property and equipment, net (Note 4)		91
Total assets	$	69,948

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable	$	24,428
Total current liabilities		24,428

Member's equity:

Member's capital		54,000
Retained Earnings		(8,480)
		45,520
Total liabilities and member's equity	$	69,948

The accompanying notes are an integral part of these financial statements.